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                             January 12, 2021

       Daniel Wong
       Chief Executive Officer
       Bridgetown 2 Holdings Ltd
       c/o 38/F Champion Tower
       3 Garden Road, Central
       Hong Kong

                                                        Re: Bridgetown 2
Holdings Ltd
                                                            Form S-1 Filed
December 31, 2020
                                                            File No. 333-251860

       Dear Mr. Wong:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 Filed December 31, 2020

       General

   1. We note Bridgetown 2 LLC was formed "as a collaboration between Pacific Century and
                                                        Thiel Capital." Please
summarize the terms of the arrangement or agreement governing the collaboration. We
also note the 2 paragraphs on pages 3 and 4 identifying and
                                                        quantifying
high-profile investments by Thiel Capital. Please revise to balance this disclosure with
statements (1) clarifying why you believe the highlighted information is relevant to you,
especially in light of the statement that you "may not seek to draw upon
                                                        Thiel Capital   s
network and relationships to provide access to deal prospects" and (2)
                                                        cautioning investors
against assuming that such prior performance is necessarily
                                                        indicative of your
future results. In this regard, it is unclear why you believe you
                                                        "may also potentially
benefit" from Thiel Capital   s network and relationships in
                                                        identifying targets for
an initial business combination. It is also unclear whether you compete with Bridgetown
1 in seeking potential benefits from Thiel Capital.
 Daniel Wong
Bridgetown 2 Holdings Ltd
January 12, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-661-3536 with any other questions.



FirstName LastNameDaniel Wong                              Sincerely,
Comapany NameBridgetown 2 Holdings Ltd
                                                           Division of
Corporation Finance
January 12, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName